Exhibit 21.1

Subsidiaries of eGain

1.	eGain Communications Ltd. (UK)
2.	Exony Limited (UK)
3.	eGain Communications Pvt. Ltd. (India)
4.	eGain Communications SrL (Italy)
5.	eGain Communications B.V. (Netherlands)
6.	eGain Communications Ltd. (Ireland)
7.	eGain France S.A.R.L.(France)
8.	eGain Deutschland GmbH (Germany)